SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)


                        MEM Company, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per value
                 (Title of Class of Securities)


                          585-871-10-6
                         (CUSIP NUMBER)


                        Mr. Gay A. Mayer
                        MEM Company, Inc.
                  Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         April 15, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

CUSIP No. 585-871-10-6
                               13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Laurette M. Beach
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 357,832 (See Item 5 attached hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  145,499 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  357,832 (See Item 5 attached hereto)

                         10   SHARED DISPOSITIVE POWER
                              145,499 (See Item 5 attached hereto)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              664,581

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              25.7%

14   TYPE OF REPORTING PERSON*
                              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this first electronic amendment to a paper format Schedule
          13D restates the entire text of the Schedule 13D.

Item 1.        Security and Issuer.

               The class of equity securities to which this Statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the "Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background

               (a)  This statement is being filed by Laurette M.
                    Beach.

               (b)  Mrs. Beach's business address is c/o MEM
                    Company, Inc., Union Street Extension,
                    Northvale, New Jersey 07647.

               (c) Mrs. Beach is a Director of the Company and a private investor.

               (d) Mrs. Beach has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) In the last five years, Mrs. Beach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mrs. Beach is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               Mrs. Beach purchased 250,000 of the shares of MEM Common Stock held directly by her on April 22, 1993 from the Elizabeth C. Mayer Grantor Trust dated 10/26/88 at a price of $4.00 per share in a private transaction. The purchase price was paid with a promissory note due April 22, 2005.

               Mrs. Beach acquired substantially all of the other 33,844 shares of MEM Common Stock held directly by her as gifts. The balance of the shares of MEM Common Stock held directly by her were purchased by her in open market transactions more than five years ago.

Item 4.        Purpose of Transaction.

               Mrs. Beach acquired the shares of MEM Common Stock as a custodian, a trustee, a beneficiary and a director of a charitable foundation. Mrs. Beach has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D.

               In February 1996, the Company announced that the Board of Directors had appointed a Special Committee of the Board to consider strategic alternatives for the Company. In April 1996, the Company announced that it had retained Peter J. Solomon Company Limited, an investment banking firm, to advise it and the Special Committee in connection with the consideration of strategic alternatives.

Item 5.        Interest in Securities of the Issuer.

               (a)  As of April 15, 1996, Mrs. Beach may be
                    deemed to be the beneficial owner of an
                    aggregate of 664,581 shares of MEM Common
                    Stock, constituting approximately 25.7% of the shares of MEM Common Stock outstanding, as more fully set forth below.

                    (i)  Mrs. Beach is the beneficial owner of
                    283,844 shares of MEM Common Stock, and 3,200 shares of MEM Common stock which may be acquired upon the exercise of options which are exercisable within the next 60 days, held directly by her.

                    (ii)  Mrs. Beach may be deemed to be the
                    beneficial owner of 49,856 shares of MEM
                    Common Stock held by two trusts (of which she is the sole trustee) for the benefit of her daughters. The trusts acquired the shares as gifts. Mrs. Beach disclaims beneficial ownership of such shares.

                    (iii)  Mrs. Beach may be deemed to be the
                    beneficial owner of 23,732 shares of MEM
                    Common Stock held by her as custodian for her daughters under the New Jersey Uniform Gift to Minors Act. These shares were acquired as gifts. Mrs. Beach disclaims beneficial ownership of such shares.

                    (iv) Mrs. Beach may be deemed to be the
                    beneficial owner of 59,875 shares of MEM
                    Common Stock held by the Family Mayer
                    Foundation, Inc., a charitable foundation, of which she is one of three directors who share the power to vote and dispose of such shares. These shares were acquired as gifts. Mrs. Beach disclaims beneficial ownership of such shares.

                    (v)   Mrs. Beach may be deemed to be the
                    beneficial owner of 158,450 shares of MEM
                    Common Stock held by two trusts (with respect to each of which Elizabeth C. Mayer and United States Trust Company of New York are trustees) for the benefit of Mrs. Beach and her issue. The trusts acquired such shares as gifts. Mrs. Beach has the right, at the discretion of the trustees, to receive dividends paid on such shares and the proceeds of any sale of such shares.

                    (vi)  Mrs. Beach may be deemed to be the
                    beneficial owner of 31,524 shares of MEM
                    Common Stock owned by her spouse. Mrs. Beach disclaims beneficial ownership of such shares.

                    (vii) Mrs. Beach may be deemed to be the beneficial owner of 2,600 shares of MEM Common Stock owned by her daughters. Mrs. Beach disclaims beneficial ownership of such shares.

                    (viii)  Mrs. Beach may be deemed to be the
                    beneficial owner of 51,500 shares of MEM
                    Common Stock held by the Stephen H. Mayer
                    Life Insurance Trust, of which she is one of three trustees.

          (b) Of the aggregate of 664,581 shares of MEM Common Stock which may be deemed to be beneficially owned by Mrs. Beach, Mrs. Beach has the sole power to vote and to dispose of 357,832 shares and the shared power to vote and to dispose of 145,499 shares.

                    (i)  With respect to the shares referred to
                    in Item 5(a)(iv) and Item 5(a)(viii), the persons with whom Mrs. Beach shares the power to vote and dispose of such shares are Elizabeth C. Mayer and Gay A. Mayer. Elizabeth C. Mayer is a Director of the Company and a private investor. Gay A. Mayer is the President, Chief Executive Officer, a Director and Chairman of the Board of the Company. The business address of each of the foregoing is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. Neither has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of them is a citizen of the United States of America.

                    (ii) With respect to the shares referred to in Item 5(a)(vi), Mrs. Beach may be deemed to share the power to vote and to dispose of such shares with her husband Thomas Beach. The business address of Mr. Beach is c/o MEM Company, Union Street Extension, Northvale, New Jersey 07647. Mr. Beach has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

                    (iii) With respect to the shares referred to in Item 5(a)(vii), Mrs. Beach may be deemed to share the power to vote and to dispose of such shares with her daughters Alexis Beach and Lindsay Beach. The business address of each of the foregoing is c/o MEM Company, Union Street Extension, Northvale, New Jersey 07647. Neither has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of them is a citizen of the United States of America.

          (c) On April 15, 1996, the following numbers of shares of MEM Common Stock were disposed of by Laurette
               M. Beach in the indicated capacity as a
               distribution from the Stephen H. Mayer Grantor Trust to the Elizabeth C. Mayer Grantor Trust:

               Capacity                      Number of Share

          As a residuary beneficiary
          under the Stephen H. Mayer
          Grantor Trust                           413,303

          In addition, on April 23, 1996, Mrs. Beach was granted options to purchas 400 shares of MEM Common Stock at $4.25 per share pursuant to the Company's 1993 Non-Employee Stock Incentive
Plan.

          (d)  None, except as described in Item 5(c).

          (e)  Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer

               Except as described in Item 5, Mrs. Beach is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to shares of MEM Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any shares of MEM Common Stock; (ii) finder's fees; (iii) joint ventures; (iv) loan or option agreements; (v) puts or calls; (vi) guarantee of profits; (vii) division of profits or loss; or (viii) the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               None.
Signature


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Date:  May 17, 1996



               Signature:  /s/ Gay A. Mayer
                              Laurette M. Beach

                           By:  Gay A. Mayer
                                Attorney-in-fact